                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 6)

                               IPC HOLDINGS, LTD.
                                (NAME OF ISSUER)

                     COMMON SHARES, $.01 PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   G4933P 10 1
                                 (CUSIP NUMBER)

                               KATHLEEN E. SHANNON
                       SENIOR VICE PRESIDENT AND SECRETARY
                       AMERICAN INTERNATIONAL GROUP, INC.
                                 70 PINE STREET
                               NEW YORK, NEW YORK
                                 (212) 770-7000
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 August 8, 2006
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT
  THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS
      SCHEDULE BECAUSE OF RULE 13D-1(b)(3) OR (4), CHECK THE FOLLOWING BOX:

                                       [ ]

                        (CONTINUED ON THE FOLLOWING PAGE)

---------------------
CUSIP NO. G4933P 10 1
---------------------

--------------------------------------------------------------------------------
(1)  Name of Reporting Person/S.S. or I.R.S.
     Identification No. of Above Person

     American International Group, Inc. (I.R.S. Identification No. 13-2592361)
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group

     (a) [ ]

     (b) [ ]
--------------------------------------------------------------------------------
(3)  SEC Use Only

--------------------------------------------------------------------------------
(4)  Source of Funds
     WC
--------------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Item 2(e) or 2(f)
     [ ]
--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization
     Delaware, U.S.A.
--------------------------------------------------------------------------------
                     (7)  Sole Voting Power
                          15,397,000
                     -----------------------------------------------------------
Number of Shares     (8)  Shared Voting Power
Beneficially Owned        0
By Each Reporting    -----------------------------------------------------------
Person With          (9)  Sole Dispositive Power
                          15,397,000
                     -----------------------------------------------------------
                     (10) Shared Dispositive Power
                          0
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     15,397,000
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     [ ]
--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     24.2%
--------------------------------------------------------------------------------
(14) Type of Reporting Person
     HC, CO
--------------------------------------------------------------------------------

 This Amendment No. 6 (this "Amendment") to the Statement on Schedule 13D filed by American International Group, Inc. ("AIG") amends Items 2, 4 and 7 of AIG's Statement on Schedule 13D (the "Statement") originally filed by AIG on April 9, 1996 and as amended by Amendment No. 2 filed on June 5, 1996, Amendment No. 3 filed on December 19, 2001, Amendment No. 4 filed on December 20, 2005 and Amendment No. 5 filed on April 20, 2006. The Statement relates to the common shares, par value $.01 per share ("Common Shares"), of IPC Holdings, Ltd., a Bermuda corporation (the "Company"). The principal executive offices of the Company are located at American International Building, 29 Richmond Road, Pembroke HM08, Bermuda.

     Item 2. Identity and Background.

          Item 2 is hereby amended and restated as follows:

          General

          Starr International Company, Inc., a Panamanian corporation ("SICO"), has the sole power to vote and direct the disposition of 307,911,552 shares of common stock, par value $2.50 per share, of AIG ("AIG Shares") and the shared power to direct the disposition of 2,202,603 AIG Shares held by Universal Foundation, Inc., a Panamanian corporation ("Universal Foundation"). Universal Foundation has the sole power to vote such 2,202,603 AIG Shares. C.V. Starr & Co., Inc., a Delaware corporation ("Starr"), has the shared power to vote and direct the disposition of 41,277,246 AIG Shares (18,644,278 of which are held by the C.V. Starr & Co., Inc. Trust ("Starr Trust"), of which Starr is a beneficiary). Maurice R. Greenberg, a United States citizen, has the sole power to vote and direct the disposition of 2,902,886 AIG Shares, which may be acquired pursuant to stock options previously granted by AIG to Mr. Greenberg as a then officer and director of AIG. Mr. Greenberg has shared power to vote and direct the disposition of 79,388,082 AIG Shares, 18,120,666 of which are held as a tenant in common with Mr. Greenberg's wife, 108,663 of which are held in family trusts of which Mr. Greenberg is a trustee, and 41,277,246 of which are held by Starr (18,644,278 shares of which are held by the Starr Trust, for which Starr is a beneficiary and Mr. Greenberg is a trustee), 381,507 shares of which are held by The Maurice R. and Corrine P. Greenberg Family Foundation, Inc., a New York not-for-profit corporation (the "Greenberg Foundation"), of which Mr. Greenberg, his wife and family members are directors and 20,000,000 of which are held by the Maurice R. and Corinne P. Greenberg Joint Tenancy Company, LLC, a Florida limited liability company (the "Greenberg Joint Tenancy Company"), of which the Maurice R. and Corinne P. Greenberg Joint Tenancy Corporation, Inc. (the "Greenberg Joint Tenancy Corporation") is the sole and managing member. The Greenberg Foundation has the shared power to vote and direct the disposition of such 381,507 AIG Shares. The Greenberg Joint Tenancy Company has the shared power to vote and direct the disposition of such 20,000,000 AIG Shares. Mr. Greenberg owns 24.08% of the voting common stock of Starr directly. Edward E. Matthews, a United States citizen, has the sole power to vote and direct the disposition of 729,320 AIG Shares, 306,820 of which are held directly by Mr. Matthews and 422,500 of which may be acquired pursuant to stock options previously granted by AIG to Mr. Matthews as a then officer and director of AIG. Mr. Matthews has shared power to vote and direct the disposition of 18,667,278 AIG Shares, 23,100 of which are held by Mr. Matthews' wife and 18,644,278 of which are held by the Starr Trust, for which Starr is a beneficiary and Mr. Matthews is a trustee.

          The principal executive offices of SICO are located at Fitzwilliam Hall, Fitzwilliam Place, Dublin 2, Ireland and it also maintains an office at Mercury House, 101 Front Street, Hamilton HM12, Bermuda. The principal executive offices of Starr and the Greenberg Foundation are located at 399 Park Avenue, 17th Floor, New York, New York 10022. The principal executive offices of Universal Foundation are located at Mercury House, 101 Front Street, Hamilton HM 12, Bermuda. The principal executive offices of the Greenberg Joint Tenancy Company is 35 Ocean Reef Drive, Key Largo, Florida 33037. The names of the directors and executive officers ("Covered Persons") of AIG, SICO, Starr, Universal Foundation the Greenberg Foundation and the Greenberg Joint Tenancy, their business addresses and principal occupations, including the business addresses and principal occupations of Messrs. Greenberg and Matthews, are set forth in Exhibit A attached hereto, which is incorporated herein by reference in its entirety. The business address indicated for Messrs. Greenberg and Matthews and each other Covered Person is also the address of the principal employer of such person. Each of the Covered Persons is a citizen of the United States, except for Messrs. Sullivan, Tse and Walsh, who are British Subjects, Mr. Marshall A. Cohen, who is a Canadian citizen, Dr. Jacob A. Frenkel, who is a citizen of the State of Israel and the Republic of Poland, Mr. Osborne, Ms. Barclay and Ms. Barnes, who are citizens of the United Kingdom and Mr. Zalamea, Ms. Fernando and Mr. Colayco who are citizens of the Republic of the Philippines. SICO owns 1,250,000 Common Shares of the Company. AIG disclaims any beneficial interest in the Common Shares of the Company owned by SICO.

          Except as provided for in the next sentence, all information provided in this Amendment (including, without limitation, in this Item 2 and Exhibit A to this Amendment) with respect to Messrs. Greenberg and Matthews, SICO, Starr, Universal Foundation, the Greenberg Foundation and the Greenberg Joint Tenancy and their respective directors and executive officers is provided based solely on the information set forth in the most recent amendment to Schedule 13D relating to AIG Shares filed on May 26, 2006 on behalf of Messrs. Greenberg and Matthews, SICO, Starr, Universal Foundation, the Greenberg Foundation and the Greenberg Joint Tenancy Company. This information has not been updated to reflect changes in the ownership by such parties of AIG Shares that are disclosed in filings made by one or more of such parties under Section 16 of the Securities Exchange Act of 1934, as amended ("Exchange Act"). The information provided in this Amendment with respect to the ownership of, and transactions in, the Common Shares of the Company by Messrs. Greenberg and Matthews, SICO, Starr, Universal Foundation, the Greenberg Foundation and the Greenberg Joint Tenancy Company and their respective directors and executive officers is provided based solely on publicly available information. In each case, such information may not be accurate or complete and AIG takes no responsibility therefor and makes no representation to its accuracy or completeness as of the date hereof or any subsequent date.

          2006 Regulatory Settlements

          In February 2006, AIG reached a final settlement with the Securities and Exchange Commission ("SEC"), the United States Department of Justice ("DOJ"), the Office of the New York Attorney General ("NYAG") and the New York State Department of Insurance ("DOI"). The settlements resolved outstanding litigation filed by the SEC, NYAG and DOI against AIG and concluded negotiations with these authorities and the DOJ in connection with the accounting, financial reporting and insurance brokerage practices of AIG and its subsidiaries, as well as claims relating to the underpayment of certain workers compensation premium taxes and other assessments.

          AIG, without admitting or denying the allegations in the SEC complaint, consented to the issuance of a final judgment on February 9, 2006:
(a) permanently restraining and enjoining AIG from violating Section 17(a) of the Securities Act of 1933, as amended ("Securities Act"), and Sections 10(b), 13(a), 13(b)(2) and 13(b)(5) and Rules 10b-5, 12b-20, 13a-1, 13a-13 and 13b2-1
of the Exchange; (b) ordering AIG to pay disgorgement in the amount of $700 million; and (c) ordering AIG to pay a civil penalty in the amount of $100 million. These amounts have been paid into a fund under the supervision of the SEC to be available to resolve claims asserted in various civil proceedings, including shareholder lawsuits.

          In February 2006, AIG and the DOJ entered into a letter agreement. In the letter agreement, the DOJ notified AIG that in its view, AIG, acting through some of its employees, violated federal criminal law in connection with misstatements in periodic financial reports that AIG filed with the SEC between 2000 and 2004 relating to certain transactions. The settlement with the DOJ consists of, among other things, AIG's cooperating with the DOJ in the DOJ's ongoing criminal investigation, accepting responsibility for certain of its actions and those of its employees relating to these transactions and paying $25 million.

          Effective February 9, 2006, AIG entered into agreements with the NYAG and the DOI, settling claims under New York's Martin Act and insurance laws, among other provisions, which were originally brought by the NYAG and the DOI in a civil complaint filed on May 26, 2005. Under the agreements, $375 million was paid into a fund under the supervision of the NYAG and the DOI to be available principally to pay certain AIG insureds who purchased excess casualty policies through Marsh & McLennan Companies, Inc. or Marsh Inc. In addition, approximately $343 million will be used to compensate participating state funds in connection with the underpayment of certain workers compensation premium taxes and other assessments. In addition, AIG paid $100 million as a fine to the State of New York.

          As part of these settlements, AIG has agreed to retain for a period of three years an independent consultant who will conduct a review that will include the adequacy of AIG's internal controls over financial reporting and the remediation plan that AIG has implemented as a result of its own internal review.

          PNC Settlement

          In November 2004, AIG and AIG Financial Products Corp. ("AIGFP"), a subsidiary of AIG, reached a final settlement with the SEC, the Fraud Section of the DOJ and the United States Attorney for the Southern District of Indiana with respect to issues arising from certain structured transactions entered into with Brightpoint, Inc. and The PNC Financial Services Group, Inc. ("PNC"), the marketing of transactions similar to the PNC transactions and related matters.

          AIG, without admitting or denying the allegations in the SEC complaint, consented to the issuance of a final judgment permanently enjoining it and its employees and related persons from violating certain provisions of the Exchange Act, Exchange Act Rules and the Securities Act, ordering disgorgement of fees it received from the PNC transactions and providing for AIG to establish a transaction review committee to review the appropriateness of certain future transactions and to retain an independent consultant to examine certain transactions entered into between 2000 and 2004 and review the policies and procedures of the transaction review committee.

          The settlement with the DOJ consists of separate agreements with AIG and AIGFP and a complaint filed against, and deferred prosecution agreement with, AIGFP PAGIC Equity Holding Corp. ("AIGFP PAGIC"), a wholly-owned subsidiary of AIGFP. Under the terms of the settlement, AIGFP paid a monetary penalty of $80 million. On January 17, 2006, the court approved an order dismissing the complaint with prejudice. The obligations of AIG, AIGFP and AIGFP PAGIC under the DOJ agreements relate principally to cooperating with the DOJ and other federal agencies in connection with their related investigations.

     Item 4. Purpose of Transaction.

          Item 4 is hereby amended to add the following:

On August 8, 2006, AIG and the Company announced that AIG is commencing an underwritten public offering to sell 13.397 million of the Common Shares it owns. AIG has granted the underwriters an option to purchase up to 2 million of the Common Shares it owns to cover over-allotments, if any. AIG also informed the Company that it intends to continue to provide the Company with investment management, administrative and other services and that Mr. S. George Cubbon, President and Chief Executive Officer of American International Company, Ltd., intends to remain on the Company's Board of Directors.

Giving effect to such sale (whether or not the over-allotments are fully exercised), AIG expects that it will have a beneficial ownership of less than five percent of the Common Shares, and accordingly it will no longer be subject to the requirement to file a Schedule 13D.

The manner, timing and execution of any sale of any or all of the Common Shares would be in AIG's discretion and subject to market conditions and may not occur. Notwithstanding the foregoing, AIG may determine to change its investment intent with respect to the Company at any time in the future. In reaching any conclusion as to its future course of action, AIG may take into consideration various factors, such as the Company's business and prospects, other developments concerning the Company, other business opportunities available to AIG, developments with respect to the business of AIG, and general economic and stock market conditions, including, but not limited to, the market price of the Common Shares and of its own stock. AIG reserves the right, based on all relevant factors, to acquire additional Common Shares in the open market or in privately negotiated transactions, to dispose of all or a portion of its holdings of Common Shares, or to change its intention with respect to any or all of the matters referred to in this Item.

On August 8, 2006, AIG and the Company issued a press release announcing AIG's commencement of the underwritten offering. A copy of that press release is filed herewith as Exhibit B and incorporated herein by reference.

     Item 7. Materials to be Filed as Exhibits.

          (A) List of the Directors and Executive Officers of American International Group, Inc., Starr International Company, Inc., C.V. Starr & Co., Inc., Universal Foundation, Inc., The Maurice R. and Corrine P. Greenberg Family Foundation, Inc. and The Maurice R. and Corrine P. Greenberg Joint Tenancy Corporation, Inc. and their business addresses and principal occupations.

          (B) Joint Press Release of American International Group, Inc. and IPC Holdings, Ltd. dated August 8, 2006.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: August 8, 2006

                                      AMERICAN INTERNATIONAL GROUP, INC.


                                      By: /s/ Kathleen E. Shannon
                                          --------------------------------------
                                      Name: Kathleen E. Shannon
                                      Title: Senior Vice President and Secretary

                                  EXHIBIT INDEX

Exhibit No.                  Description                              Location
-----------   -----------------------------------------        ----------------------
A.            List of the Directors and Executive              Filed herewith.
              Officers of American International Group,
              Inc., Starr International Company, Inc.
              C.V. Starr & Co., Inc., Universal Foundation,
              Inc., The Maurice R. and Corrine P.
              Greenberg Family Foundation, Inc. and The
              Maurice R. and Corrine P. Greenberg Joint
              Tenancy Corporation, Inc. and their
              business addresses and principal occupations.

B.            Press Release of American International          Filed herewith.
              Group, Inc. and IPC Holdings, Ltd. dated
              August 8, 2006
